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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


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                                (Name of Issuer)

                          Sentry Technology Corporation
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                         (Title of Class of Securities)

                                  Common Stock
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                                 (CUSIP Number)

                                    81731K101
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                           Peter L. Murdoch, President

                350 Wireless Boulevard, Hauppauge, New York 11788
                                 (631) 232-2100

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             (Date of Event which Requires Filing of this Statement)

                                 January 8, 2001

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:  81731K101

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      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
         (entities only).

         Dutch A&A Holding, B.V.; I.R.S. Identification No.: 000000000
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      2. Check the Appropriate Box if a Member of a Group (See Instructions)[  ]
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      3. SEC Use Only
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      4. Source of Funds (See Instructions): OO
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      5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e) [  ]
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      6. Citizenship or Place of Organization: The Netherlands
--------------------------------------------------------------------------------

Number of           7. Sole Voting Power          23,050,452
Shares         -----------------------------------------------------------------
Beneficially        8. Shared Voting Power        0
Owned by       -----------------------------------------------------------------
Each                9. Sole Dispositive Power     23,050,452
Reporting      -----------------------------------------------------------------
Person With        10. Shared Dispositive Power   0
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      11. Aggregate Amount Beneficially Owned by Each Reporting Person
         23,050,452 (See Item 5)
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      12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions) [  ]
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      13.Percent of Class Represented by Amount in Row (11) 37.5% (See Item 5
         below)
--------------------------------------------------------------------------------
      14. Type of Reporting Person (See Instructions) CO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

This Schedule 13D relates to the shares of Common Stock of Sentry Technology Corporation, a Delaware corporation ("Issuer"). The principal executive office and mailing address of Issuer is 350 Wireless Boulevard, Hauppauge, New York 11788.

Item 2.  Identity and Background

This Schedule 13D is being filed by Dutch A&A Holding, B.V., a Netherlands corporation (the "Reporting Person"). The principal executive and mailing address of the Reporting Person is Galvanistraat 24-3840 AH Harderwijk, The Netherlands. To the best knowledge of the Reporting Person, the Reporting Person has not, during the last five years, (i) been convicted in a criminal proceeding nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The source of the funds for the purchase of the securities is anticipated to be from working capital of the Reporting Person.

Item 4.  Purpose of Transaction

See Press Release attached hereto as Exhibit A.

Item 5.  Interest in Securities of the Issuer

Reporting Person owns 37.5 % of the outstanding common stock of Issuer (the "Initial Purchase"). At any time prior to the first anniversary of the Initial Purchase, Reporting Person may increase the total number of shares of common stock it acquires under the Purchase Agreement to 51% of the shares of common stock to be then outstanding. If the average market value of Issuer's common stock, measured over any ten-day trading period during the year, is at least $15.0 million, the purchase price for the additional shares shall be determined by multiplying the actual number of shares to be purchased by $.001; otherwise, the purchase price will be $1.5 million. At any time prior to the second anniversary of the Initial Purchase, Reporting Person may increase the number of the total number of shares of common stock it acquires under the Purchase Agreement to 60% of the shares of common stock to be then outstanding. The purchase price for the additional shares shall be determined as follows: If the average market value of the common stock, measured over a ten-day period during the two years preceding the second anniversary, is at least $25.0 million, the purchase price shall be determined by multiplying the actual number of shares to be purchased by $.001. If Reporting Person previously exercised its right to acquire shares increasing its investment to 51% of Issuer's common stock, but the average market value test was not met at the time of the second purchase, then the purchase price shall be $3.5 million; otherwise the purchase price shall be $5.0 million.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of Reporting Person, Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

Exhibit A--Press Release issued by Sentry Technology Corporation on January 9,
           2001.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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Date  January 18, 2001
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Signature   /s/                              /s/
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Name/Title  Wim Angel President/CEO          Cor De Nood Vice President